UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
	For Period Ended:	March 31, 2026
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________________________

PART 1 – REGISTRANT INFORMATION

Anavex Life Sciences Corp.
Full Name of Registrant

N/A
Former Name if Applicable

630 5th Avenue, 20th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10111
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Anavex Life Sciences Corp. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 (the “Form 10-Q”) by the prescribed May 11, 2026 due date without unreasonable effort and expense due to the circumstances described below.

As previously disclosed in the Company’s Current Report on Form 8-K filed on May 6, 2026, a special committee (the “Special Committee”) composed of independent directors of the Board of Directors (the “Board”) terminated the employment of Dr. Christopher Missling as the Chief Executive Officer of the Company on April 30, 2026 for, among other things, conduct that the Special Committee believed was inconsistent with Company Policy. On May 4, 2026, the Special Committee appointed Dr. Terrie Kellmeyer as Interim Chief Executive Officer.

Until the Special Committee and the Company complete their review of certain matters related to the termination of Dr. Missling and Dr. Kellmeyer has had sufficient opportunity to review the Form 10-Q prior to its certification and filing, the Company will be unable to complete its preparation and review of the Form 10-Q without unreasonable effort or expense. The Special Committee and the Company are working diligently to complete their review so that the Company can file the Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sandra Boenisch	(844)	689-3939
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
		☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 includes forward-looking statements. All statements other than statements of historical facts contained in this Form 12b-25, including statements regarding our anticipated future clinical and regulatory milestone events, future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect” “should,” “forecast,” “potential,” “predict”, “could,” “would,” “will,” “suggest,” “plan” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Such risks and uncertainties include: that the review by the Special Committee and the Company described above is ongoing and may take longer to complete than currently anticipated; and that the Company may take longer to file its Form 10-Q than anticipated. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Anavex Life Sciences Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2026	By: /s/ Sandra Boenisch
Title: Principal Financial Officer, Treasurer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).